Harvey Goldman 305 789 7506 hgoldman@hklaw.com
May 19, 2005

VIA FAX (202) 772-9205 AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 26549
Attn: Mr. Ted Yu

Re:	Applied Digital Solutions, Inc. (“ADSX”)
Registration Statement on Form S-3
File No. 333-124822
Filed May 11, 2005

Dear Mr. Yu:

This letter supplements our letter to the Securities and Exchange Commission dated May 18, 2005. As we previously advised the staff, we are withdrawing the Registration Statement filed by ADSX with the Securities and Exchange Commission on May 11, 2005 on Form S-3 (File No. 333-124822) (the “Registration Statement”). ADSX’s third-party filing agent inadvertently filed the Registration Statement with an incorrect submission type. Accession Number 0001068800-05-000332 was filed as an S-3 when in fact it should have been filed as an amendment to an S-3 or S-3/A. No securities have been sold under this Registration Statement.

Please direct any questions or comments regarding this letter to me at 305-789-7506 or my colleague Tammy Knight at 954-468-7939.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Harvey Goldman

Harvey Goldman

cc:   Larry Spirgel
Katherine Krebs

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